Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated July 23, 2013

The Hedging Capabilities of Short Positions in Long-Dated U.S. Treasuries Using
SBND to Hedge Fixed Income Portfolios

June Volume, Flows and AUM Monthly Trends and Top Performers

Notebook

Invesco PowerShares ETN Monthly Report July 2013 | Data as of June 30, 2013

Rising Rates: The Hedging Capabilities of Short Positions in Long-Dated U.S.
Treasuries

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE FOR US INSTITUTIONAL
INVESTOR USE ONLY - NOT FOR USE WITH THE PUBLIC

[GRAPHIC OMITTED]

The Hedging Capabilities of Short Positions in Long-Dated U.S. Treasuries

Hedging against rising interest rates can be difficult as interest rate shifts are often not parallel across the maturity curve. Despite the non-parallel nature, interest rates tend to move in the same direction regardless of maturity as shown in the table below. Because long-term fixed income notes tend to have higher durations than short-term fixed income notes, a short position in long-term fixed income notes may serve as an efficient means to hedge against rising interest rates.

Rates Tend to Move in the Same Direction Regardless of Maturity (2003-2013)

	3-Year	7-Year	10-Year	30-Year
3-Year	100%	88%	84%	76%
7-Year	83%	100%	87%	78%
10-Year	85%	94%	100%	89%
30-Year	78%	84%	89%	100%

Source: Bloomberg LP as of June 30, 2013
Maturities are represented by the 3, 7, 10 and 30-Year Merrill Lynch U.S. Treasury Indexes.

78% of the time when 3-year rates increased, 30-year rates also increased

76% of the time when 30-year rates increased, 3-year interest rates also increased

PowerShares DB 3x Short 25+ Year Treasury Bond ETN (SBND), which tracks three times the returns of a notional short position in Ultra T-Bond futures, may be a relatively effective and capital efficient way to hedge a portfolio against rising interest rates. The example below illustrates the potential use of SBND to hedge a hypothetical fixed income portfolio with a wide range of maturities against rising interest rates. In this example, the investor expects to use SBND to hedge a 20bps increase in the 3-, 7-, 10- and 30-year interest rates as illustrated in the first table. In June 2013, the 7- and 10-year rates (+41bps, +36bps) moved much higher than the 3- and 30-year rates (+16bps, +22bps). Despite the twist in the maturity curve, SBND was still able to hedge most of the portfolio losses with a relatively small amount of capital investment due to its high duration.

Part One: Hedge Implementation

	Hypothetical Portfolio	June 1, 2013 Duration	Anticipated Rate Change	Anticipated Loss
3 Year US Treasury	$250,000	2.9	0.20%	$1,450
7 Year US Treasury	$250,000	6.7	0.20%	$3,350
10 Year US Treasury	$250,000	9.4	0.20%	$4,700
30 Year US Treasury	$250,000	20.5	0.20%	$10,250
Portfolio	**$1,000,000**	**9.875**	**0.20%**	**$19,750**

Source: Bloomberg LP as of June 30, 2013
Maturities are represented by the 3, 7, 10 and 30-Year Merrill Lynch U.S. Treasury Indexes.

Hedge Implementation

- **Anticipated Loss**
  = 0.20% * 9.875 * $1,000,000 = $19,750
- **Amount of SBND Needed To Hedge Portfolio**
  = $19,750 expected loss / (0.20% rate increase * 50 duration of SBND) = $197,500

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

Part Two: Hedge Evaluation*

                    Hypothetical Actual June 2013     Actual
                      Portfolio     Rate Change   Portfolio Loss
3 Year US Treasury   $250,000          0.16%          -$766
7 Year US Treasury   $250,000          0.41%         -$5,538
10 Year US Treasury  $250,000          0.36%         -$6,558
30 Year US Treasury  $250,000          0.22%         -$8,409
------------------- ------------ ---------------- --------------
Portfolio           $1,000,000         0.29%        -$21,270

Source: Bloomberg LP as of June 30, 2013

Maturities are represented by the 3, 7, 10 and 30-Year Merrill Lynch U.S.
Treasury Indexes.

*Actual losses are calculated using the returns of those indexes in the month of
June.

The graph below shows that yields on the 30-Year Treasury have risen 50bps in
2013 through June 30. During the same period, SBND has risen over 24%, while
LBND (PowerShares DB 3x Long 25+ Year Treasury Bond ETN) has fallen over 26%.

PowerShares DB ETN Performance vs. Long-Term US Interest Rates

[GRAPHIC OMITTED]

Source: Bloomberg L.P., as of June 30, 2013

Hedge Effectiveness [] June Hedge Gain
= +9.4% (1) * ($197,500) = $18,565

[] % of Anticipated Loss Covered
= $18,565 / $19,750 = 94%

[] % of Actual Loss Covered  = $18,565 / $21,270 = 88%

1 Actual return of SBND for the month of June

Inception Reset Approximate Underlying Since Inception Ticker Name Expenses 1
Year Return Date Feature ETN Duration Exposure Return

Short CME Ultra Long PowerShares DB 3X Short SBND 6/28/10 0.95% Monthly -50 Term
U.S. Treasury 23.67% -28.81% 25+ Yr Treasury Bond ETN Bond Futures

Long CME Ultra Long PowerShares DB 3X Long LBND 6/28/10 0.95% Monthly +50 Term
U.S. Treasury -28.78% 12.72% 25+ Yr Treasury Bond ETN Bond Futures

Source: Bloomberg LP as of June 30, 2013

Invesco PowerShares Notebook: ETN Report

For US Institutional Investor Use Only Not for use with the public

June 2013
Exchange-Traded Note (ETN) Trading Volume

10 Products with Highest Volume in June ($M)

Ticker Name                                        ADTV     Amount      Daily
                                                         Outstanding Turnover
------ ------------------------------------------ ------ ----------- --------
VXX    iPATH SandP 500 VIX Short-Term Futures       $1,468      $1,189   124%
XIV    VELOCITYSHARES INV VIX SH-TM                $519        $337    154%
------ ------------------------------------------ ------ ----------- --------
TVIX   VelocityShares Daily 2x VIX Short Term       $47        $184      26%
AMJ    JPMorgan Alerian MLP                         $47      $5,780       1%
------ ------------------------------------------ ------ ----------- --------
VXZ    iPATH SandP 500 VIX Mid-Term Futures            $18        $64     29%
DTO    PowerShares DB Crude Oil Double Short         $15        $89      16%
------ ------------------------------------------ ------ ----------- --------
DJP    iPath Dow Jones-UBS Commodity Total Return    $14     $1,592       1%
VIIX   VELOCITYSHARES VIX SHORT-TRM                  $14        $22      65%
------ ------------------------------------------ ------ ----------- --------
UGAZ   Velocityshares 3X Long Natur                  $13        $67     20%
USLV   VelocityShares 3x Silver ETN                  $12        $85      14%

ETN Top Volume Categories in June

[GRAPHIC OMITTED]

ETN Volume

$46.8 Billion

$46.8 billion traded in ETNs during June up 58.2% from last month.

Most Traded ETN Product Type

Volatility

In June, volatility-based ETNs made up 67% of total ETN dollar volume traded followed by inverse volatility based products accounting for 22% of total ETN dollar volume traded.

Monthly ETN $ Volume

[GRAPHIC OMITTED]

[]   ETN $ Volume (Billions) ---- CBOE VIX Index

Invesco PowerShares Notebook: ETN Report

For US Institutional Investor Use Only Not for use with the public

June 2013
ETN Assets & Net Flows

Total ETN Assets

$19.7 Billion

ETN assets.
In June, total assets in US-listed ETNs were up 0.7%, increasing by $132 million to $19.7 billion.

ETN net flows.
ETN flows were up in June with a total net inflow of $114 million. U.S. Equity and Inverse volatility based products saw the largest inflows gaining $237 million and $157 million respectively. Volatility based ETNs saw the largest outflow in June at $350 million.

Product-related news.
The total number of ETNs rose by two in June to 207 with the launch of the Credit Suisse Commodity Benchmark ETN (CSCB) and the Credit Suisse Commodity Rotation ETN (CSCR).

By Investment Objectives (Ranked by June Net Flows)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	**6/30/13**	**ΔJun.**	**ΔYTD**	**Jun.**	**ΔYTD**
U.S. Equity	30	1,974	198	1,035	237	971
Inverse Volatility	4	373	143	-68	157	-232
MLPs	10	7,887	315	1,999	65	810
Global Debt	1	1,059	-7	1,059	45	1,183
Precious Metals	11	462	-68	-341	43	75
Inverse Sovereign Debt	9	278	30	39	17	14
International/Global Equity	6	699	-51	208	7	289
Inverse U.S. Equity	2	16	0	-6	0	-2
Inverse Absolute Return	2	9	0	-16	0	-15
Inverse International/Global Equity	2	9	1	0	0	0
Inverse MLPs	1	5	0	-2	0	0
Real Estate	2	65	-6	21	0	35
Absolute Return	10	201	0	-19	0	-25
Currency	12	129	-7	-17	-7	-17
Sovereign Debt	11	83	-14	-15	-10	-5
Inverse Commodity	12	248	13	97	-14	44
Inverse Precious Metals	5	148	7	99	-18	50
Commodity	69	4,385	-224	-704	-59	-255
Volatility	8	1,671	-198	191	-350	689
Totals	**207**	**19,699**	**132**	**3,562**	**114**	**3,609**

By Provider (Ranked by June Assets)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	**6/30/13**	**ΔJun.**	**ΔYTD**	**Jun.**	**ΔYTD**
JP Morgan	3	5,795	175	912	-	-
iPath	70	4,811	-485	-559	-487	131
Barclays	11	2,087	217	1,663	294	1,801
E-TRACS	34	1,796	16	587	-	503
ELEMENTS	10	1,097	-40	-118	-13	-33
UBS	2	989	-15	721	-	674
VelocityShares	18	870	211	20	236	121
Credit Suisse Asset Management	9	754	92	319	82	248
PowerShares DB	32	753	-43	-118	-8	36
RBS	8	338	10	124	14	107
Goldman Sachs	2	242	-1	-16	1	1
Morgan Stanley	6	160	-5	27	-6	20
Keynotes	1	4	0	1	-	-
Citigroup	1	3	1	-2	1	1
Totals	**207**	**19,699**	**132**	**3,562**	**114**	**3,609**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

June 2013

10 Products with **Highest Net Inflows** in June ($M)

Ticker	Name	Flows	Ending Amount
VQT	Barclays ETN+ S&P VEQTOR ETN	225	551
XIV	VELOCITYSHARES INV VIX SH-TM	167	337
UGAZ	Velocityshares 3X Long Natur	53	67
MLPN	Credit Suisse Cushing 30 MLP Index ETN	52	575
FIGY	FI Enhanced Global High Yield ETN	45	1,059
XVZ	IPATH S&P 500 DYNAMIC VIX ETN	36	201
USLV	VelocityShares 3x Silver ETN	34	85
CSCB	Credit Suisse Commodity Benchmark ETN	25	24
DTO	PowerShares DB Crude Oil Double Short	25	89
TRND	RBS US L/C TRENDPILOT ETN	14	168

ETN with Highest Net Inflows in June

VQT

Barclays ETN+
S&P VEQTOR ETN

▲ $225 Million

10 Products with **Highest Net Outflows** in June ($M)

Ticker	Name	Flows	Ending Amount
VXX	iPATH S&P 500 VIX Short-Term Futures	-395	1,189
DCNG	IPATH SEASONAL NATURAL GAS	-45	10
DJP	iPath Dow Jones-UBS Commodity Total Return	-33	1,592
DGAZ	VelocityShares Daily 3x Inverse Natural Gas ETN	-31	35
DGZ	PowerShares DB Gold Short	-27	75
OIL	iPath Goldman Sachs Crude Oil Total Return	-20	312
RJA	ELEMENTS Rogers Intl. Commodity Index - Agriculture	-18	304
GSP	iPath GSCI Total Return	-10	95
ZIV	VELOCITYSHARES INV VIX MEDIU	-9	30
NIB	iPath Dow Jones-UBS Cocoa Sub Total Return	-7	23

ETN with Highest Net Outflows in June

VXX

iPATH S&P 500 VIX
Short-term Futures

▼ $395 Million

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

June 2013

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today
1-Mo
3-Mo
6-Mo
1-Year
600
500
400
300
200
100
0
basis points
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today
1-Mo
3-Mo
6-Mo
1-Year
600
500
400
300
200
100
0
basis points
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanley
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A-	A3	A
UBS	A	A2	A
DB	A	A2	A+
Credit Suisse	A-	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A	Aa3	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P. and RBS Group, as of Jun. 30, 2013

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

PowerShares Global Products and Research Team

John Feyerer, CFA, VP, Global Products and Research Jason Stoneberg, CFA, Vice
President of Research Graham Day, Alternative Asset Product Strategist Joe
Becker, Sr. Fixed and Equity Income Product Strategist Taylor Ames, Sr. Equity
Product Strategist Brad Smith, Research Analyst

How to Contact:

PowerShares Global Products and Research Team email
research@invescopowershares.com

Invesco PowerShares email info@invescopowershares.com call 800 983 0903 web
invescopowershares.com twitter @PowerShares

Author of ETN Notebook Graham Day, Alternative Asset Product Strategist

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and these offerings. You may get these documents for free by visiting
powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at
www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903
| 877 369 4617, or you may request a copy from any dealer participating in the applicable offering.

Important Risk Considerations

Each ETN offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The inverse or leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your
ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

SBND provides leveraged short exposure to U.S. Treasury bond futures contracts.
The market value of SBND and LBND may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

SBND and LBND are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares Capital Management LLC is affiliated with Deutsche
Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing. An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus. This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

SBND and LBND ETN Prospectus

P-ETN-MR-7-E 07/13

PowerSharesETNs.com